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SE 19007757

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SEC FILE NUMBER
8 - 68982

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRASIL PLURAL SECURITIES LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 MADISON AVE, 8TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PEDROSA DE ALBUQUERQUE SOUSA 212-388-5624
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name -- *if individual, state last, first, middle name*)

369 LEXINTON AVENUE (Address) NEW YORK (City) (State) (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Federative Republic of Brazil)
State of São Paulo)
City of São Paulo) SS:
Consulate General of the)
The United States of America)

OATH OR AFFIRMATION

I, DANIEL PEDROSA DE ALBUQUERQUE SOUSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRASIL PLURAL SECURITIES LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Subscribed and sworn to before me
this 22 day of FEB 2019

Signature

CEO
Title

Notary Public

Bradford Vick
Vice - Consul
U.S. Consulate - São Paulo

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brasil Plural Securities LLC

Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 406,083
Securities, at fair value	39,880
Deposits from clearing brokers	65,116
Receivables From clearing brokers	660,273
Accounts receivable	69,898
Receivables from affiliates	169,760
Receivable from member	43,986
Prepaid expenses and other assets	206,741
Fixed assets, at cost (net of accumulated depreciation of $80,272)	5,652
Total assets	$ 1,667,389
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 767,784
Total liabilities	767,784
Member's capital:	
Contributions	20,377,281
Accumulated deficit	(19,477,676)
Total member's capital	899,605
Total liabilities and member's capital	$ 1,667,389

See Accompanying Notes to Financial Statement.

SEC Mail Processing

MAR 01 2019

Washington, DC

Note 1. Description of Organization

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide research to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company expects income to be generated from commissions earned based on research quality as well as execution quality. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in market making and proprietary trading. The Company does not carry customer margin, nor cash accounts, and has fully-disclosed clearing relationships with Interactive Brokers, Pershing and its affiliate, Genial Institucional Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("CCTVM"). The Company also introduces securities transactions to other introducing brokers to access other markets. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2019 the date these financial statement were available to be issued.

The Company has incurred recurring losses from operations and has relied upon capital contributions from its Member to fund operating activities. The Company expects to improve its operations after making significant changes and its ability to continue as a going concern is dependent upon attaining profitability.

Note 2. Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Basis of Presentation and Functional Currency: The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Note 2. Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash and cash equivalents.

Accounts Receivable: Accounts receivable is comprised of receivables from the Company's research and consulting fee transactions. No allowance for doubtful accounts was deemed necessary.

Receivables from Clearing Brokers: The Company clears customer transaction through other broker-dealers on a fully-disclosed basis. At December 31, 2018, the receivables from clearing brokers consisted mainly of commissions related to securities transactions.

Marketable Securities: Investments represent debt securities and are recorded at fair value. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measure date, including inputs in markets that are not considered to be active.

Revenue Recognition: Securities (principal) transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of operations. Interest income and expense are recognized on the accrual basis.

ASU 606: Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has evaluated the new guidance and the adoption did not have a significant impact on the Company's financial statement and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There was no impacts to the Company's accounting policies.

New Lease Accounting Standard: In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. The Company reviewed the terms of its existing leases and has recorded a right of use asset and related lease liability of approximately $914,600 upon adoption.

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the revenues and expenses are translated at the rate at the time of the transactions. Gains or losses resulting from foreign currency transactions are included in net loss.

Note 2. Significant Accounting Policies (Continued)

Income Taxes: As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2014 through 2018 tax years of the Member generally remain subject to examination by the various tax authorities.

Note 3. Revenue From Contracts With Customers

Contract Balances: The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, deferred revenue is recorded until the performance obligations are satisfied. The Company recorded receivables from contracts with customers of $1,143,050 and $1,221,455 at December 31, 2018 and January 1, 2018.

Note 4. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of the debt securities is determined using recently executed transactions and market price quotations that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. The fair value of the debt securities at December 31, 2018 is $39,880 and these securities are categorized in Level 2 of the fair value hierarchy.

Note 5. Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation/ amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

A summary of fixed assets for the year ended December 31, 2018 is as follows:

Equipment	$ 27,454
Furniture and fixtures	28,796
Leasehold improvements	29,674
	85,924
Less accumulated depreciation/amortization	(80,272)
Fixed assets, net	$ 5,652

Note 6. Concentrations of Credit Risk

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. At December 31, 2018, amounts in excess of insured limits were $156,083.

Note 7. Member's Capital

The Member has the right, but not the obligation, to make capital contributions to the Company at such times and in such amounts as the Member determines.

Distributions shall be made to the Member at such times and in such amounts as the Member determines. Notwithstanding the foregoing, the Company, and the Member on behalf of the Company, shall not make any distribution if such distribution would violate the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), other applicable law, and/or applicable regulations of FINRA.

Note 8. Related Party Transactions

The Company has entered into an agreement with the Member whereby occupancy expenses such as 100% of rent and utilities are allocated from the Member to the Company.

The Company introduces certain securities transactions to CCTVM that acts as a clearing broker in the Brazilian market. Additionally, the Company utilizes research provided by CCTVM.

For the services provided by CCTVM, the Company compensates CCTVM based on a percentage of the revenues generated. The amounts due from CCTVM are offset against the charges for clearing and research services as well as an additional brokerage fee charged by CCTVM related to Brazilian tax expenses.

As of December 31, 2018, CCTVM owes the Company $66,460, resulting from earned commissions, net of the clearing broker and research services, and additional brokerage charges, and this amount is recorded net within the receivable from affiliate in the Statement of Financial Condition.

Note 8. Related Party Transactions (Continued)

In November 2018, the Company entered into an agreement with CCTVM whereby the Company rebate payments to certain clients for introducing securities activities to the Company and cleared through CCTVM. The Company records a separate receivable for the rebates to be paid to the clients, calculated in accordance with the agreements, as these amounts are not subject to the CCTVM percentage based or additional brokerage charges as noted above. As of December 31, 2018, CCTVM owes the Company $145,974 for such reimbursements, and this amount is recorded net within the receivable from affiliate in the Statement of Financial Condition.

The Company and CCTVM entered into an Expense Sharing Agreement, dated January 12, 2018. Under the provisions of this agreement, CCTVM allocates to the Company, its portion of certain expenses incurred during 2018, which were paid by CCTVM. As of December 31, 2018, the Company owes CCTVM $42,674 as a result of the expense sharing, and this amount is recorded net within the receivable from the affiliate in the accompanying Statement of Financial Condition.

Note 9. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the alternative method as provided by the Rule, which requires that the Company maintains minimum net capital equal to the greater of $250,000, or net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date.

At December 31, 2018, the Company had net capital of $360,011 which was $110,011 in excess of the required net capital of $250,000.

Note 11. Employee Benefit Plans

The Company has a defined contribution profit-sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company did not make any contributions to the plan for the year ended December 31, 2018.

Note 12. Contingency

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brasil Plural Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. Brasil Plural Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and;
2. The Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 27, 2019

Brasil Plural Securities, Exemption Report

We as members of management of Brasil Plural Securities, (the Company) are responsible for complying with 17 C.P.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.P.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)). We have performed an evaluation of the Company's compliance with the requirements of 17 C.P.R. *§§* 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.P.R.§ 15c3-3(k) under which the Company claimed an exemption from 17 C.P.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)).

(2) We met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

<u>Brasil Plural Securities</u>

I, <u>Daniel Pedrosa Sousa,</u> affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Title: CEO

February 27 2019